United States
                  Securities and Exchange Commission
                        Washington, D.C. 20549


                               FORM 6-K


                       Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 under
                 the Securities Exchange Act of 1934




                     For the month of March 2001


                          ICICI Bank Limited
           (Translation of registrant's name into English)

                        4th floor, South Tower
                            ICICI Towers,
                         Bandra-Kurla Complex
                        Mumbai, India 400 051
               (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                  Commission pursuant to Rule 12g 3-2(b) under
                     the Securities Exchange Act of 1934.

               Yes                                No  X
                   ---                               ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
----

1.       Press announcement by ICICI Bank Limited
2.       Press announcement by ICICI Bank Limited

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 23, 2001

                                                ICICI Bank Limited


                                                By: /s/ Bhashyam Seshan
                                                   -------------------------
                                                   Name:  Bhashyam Seshan
                                                   Title: Company Secretary